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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2018

Washington DC
408

SEC FILE NUMBER
8-36698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2017___ AND ENDING___December 31, 2017___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vasiliou & Company, Inc..

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__800 South Pointe Drive___Suite 2001___
                               (No. and Street)

__Miami Beach___   Florida   33139___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
                     (Name – if individual, state last, first, middle name)

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Basil Vasiliou_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Vasiliou & Company, Inc._____ , as of __December 31,_____ , 20__17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

_____
Notary Public

_____
Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of:
Vasiliou & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vasiliou & Company, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 20, 2018

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
408

VASILIOU & COMPANY, INC.

FINANCIAL STATEMENTS
AND
Supplementary Information
For the year ended December 31, 2017

Vasiliou & Company, Inc.
December 31, 2017

Table of Contents

	Page(s)
Facing Page to Form X-17A-5	1A
Affirmation	1B
Report of Independent Registered Public Accounting Firm	2-3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 -10
Supplemental Schedules:	
Schedule 1: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934	11
Supplementary Note: Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	12
Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Report	13
Rule 15c3-3 Exemption Report	14

Vasiliou & Company, Inc.
December 31, 2017

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	13,955
Due from officer		2,115
Total assets	$	16,070

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued Expenses	$	6,135
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized		
100 shares issued and outstanding		1
Additional paid-in capital		1,448,343
Accumulated deficit		(1,438,409)
Total stockholder's equity		9,935
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	16,070

See accompanying notes to financial statements   4

Vasiliou & Company, Inc.
Year ended December 31, 2017

STATEMENT OF OPERATIONS

Revenues

	$ -

Expenses

Professional fees	13,795
Regulatory fees	1,945
Outside consultants	-
Communications and data	2,620
Other expense	4,560
Total Expenses	22,920

Net Loss	$(22,920)

See accompanying notes to financial statements   5

Vasiliou & Company, Inc.
Year ended December 31, 2017

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, December 31, 2016	100	$ 1	$1,448,343	$ (1,415,489)	$ 32,855
Shareholder contributions	-	-		-	-
Shareholder distributions	-	-	-	-	-
Net Loss	-	-	-	(22,920)	(22,920)
Balances, December 31, 2017	100	$ 1	$1,448,343	$ (1,438,409)	$ 9,935

Vasiliou & Company, Inc.
Year ended December 31, 2017

STATEMENT OF CASH FLOWS

Cash flows from operating activities

Net loss	$ (22,920)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in cash attributable to changes in operating assets and liabilities:	
(Increase) Decrease in other assets	295
Increase (Decrease) in accrued expense	3,093
Net cash used in operating activities	(19,532)
Cash Flow from investing activities	
Loan to officer	(2,115)
Net Cash used in investing activities	(2,115)
Net decrease in cash	(21,647)
Cash at beginning of year	35,602
Cash at end of year	$ 13,955
Supplemental disclosure of cash flow information:	
Cash paid during the year for taxes	$ -
Cash paid during the year for interest	$ -

Vasiliou & Company, Inc.
Year Ended December 31, 2017

NOTES TO FINANCIAL STATEMENTS

Description of Organization and Nature of Operations

Vasiliou & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities are private placement of securities, underwriter or selling group participant, and investment advisory services. The company has not been active for the current year.

1. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing in the financial statements are consistent with that rule.

Revenue and Expense Recognition from Securities Transactions
Principal transactions consist of securities transactions with related revenues and expenses recorded on a trade-date basis.

Cash and Cash Equivalents
For purposes of the cash flow statement the Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. There were no cash equivalents at December 31, 2017.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes
The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for federal tax on corporate income and receives the benefit of corporate losses.

Uncertain Tax Positions
In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and

NOTES TO FINANCIAL STATEMENTS

penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's financial statements. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof. The Company recognizes interest, if any, related to unrecognized tax benefits in income tax expense. No interest or penalties have been recorded for the year ended December 31, 2017. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2014.

2. Retirement Plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2017, but did pay a processing fee.

3. Clearing Broker

There was no clearing arrangement for the year 2017.

4. Related Party Transactions

The Company occupies office space owned by the sole shareholder. No rent was charged to the Company in 2017. During the year ended December 31, 2017, the company paid expenses on behalf of the CEO, who is also the sole stockholder of the Company. At December 31, 2017, the officer owed $2,115 to the company.

5. Shareholder Equity

During 2017, no contributions or distributions were made by the stockholder.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2017, the Company's net capital was $7,820 which was $2,820 in excess of its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was .7845 to 1.

Vasiliou & Company, Inc.
Year Ended December 31, 2017

NOTES TO FINANCIAL STATEMENTS

7. Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company maintains all of its cash in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

9. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2018, the date the financial statements were available to be issued.

Vasiliou & Company, Inc..
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

NET CAPITAL COMPUTATION

Total shareholder's equity	$	9,935
Deductions and/or charges:		
Non-allowable assets:		
Due from officer		2,115
Total non-allowable assets		2,115
Net capital before haircuts on securities positions		7,820
Total haircuts on securities		-
Net capital		7,820
Required minimum capital		5,000
Excess net capital	$	2,820

Aggregate indebtedness:

Aggregate indebtedness as included in the			
Statement of Financial Condition	$	6,135	78.4549%
Ratio of aggregate indebtedness to net capital		0.7845 to 1	

Reconciliation:

Net capital, per unaudited December 31, 2017 FOCUS report, as filed	$	12,025
Audit Adjustments		(9,205)
Net capital, per December 31, 2017 audited report, as filed	$	2,820

Vasiliou & Company, Inc.
December 31, 2017

SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

Vasiliou & Company, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Assertions Regarding Exemption Provisions Report* , in which (1) Vasiliou & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vasiliou & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(k)(2)(i)* (the "exemption provisions") and (2) Vasiliou & Company, Inc. stated that Vasiliou & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Vasiliou & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vasiliou & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 20, 2018

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Vasiliou & Company, Inc.
800 South Pointe Drive
Suite 2001
Miami Beach, Florida 33139

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2017

Vasiliou & Company, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____
Basil Vasiliou